Exhibit 99.1

Xueda Education Group Announces First Quarter 2012 Financial Results

Net Revenue Increased by 32.2% Year-Over-Year

Total Cash Collections Increased by 50.1% Year-Over-Year

Total Number of Learning Centers Increased by 124 Year-Over-Year to 342

Average Hourly Course Fee Increased by 11.7% Year-Over-Year

BEIJING, May 23, 2012 — Xueda Education Group (NYSE: XUE) (“Xueda” or the “Company”), a leading national provider of tutoring services for primary and secondary school students in China with a focus on offering personalized tutoring services, today announced its unaudited financial results for the first quarter of 2012.

First Quarter 2012 Quick View

•                  Total net revenue for the first quarter of 2012 increased by 32.2% year-over-year to $67.2 million from $50.8 million for the first quarter of 2011.

•                  Gross profit for the first quarter of 2012 decreased by 2.3% year-over-year to $16.8 million from $17.2 million for the first quarter of 2011.

•                  Loss from operations for the first quarter of 2012 was $0.6 million compared to income from operations of $5.8 million for the first quarter of 2011.

•                  Net income for the first quarter of 2012 was $0.6 million compared to net income of $5.9 million for the first quarter of 2011.

•                  Total number of learning centers increased to 342 as of the end of the first quarter of 2012, up from 295 learning centers as of the end of the previous quarter.

•                  Course hours delivered in the first quarter of 2012 increased by 15.4% year-over-year to 2.52 million hours from 2.18 million hours in the first quarter of 2011.

•                  Total number of students served in the first quarter of 2012 increased by 20.6% year-over-year to 68,336 students from 56,664 students in the first quarter of 2011.

•                  Average hourly course fee in the first quarter of 2012 increased by 11.7% year-over-year to $27.6 from $24.7 in the first quarter of 2011.

•                  Total cash collections in the first quarter of 2012 increased by 50.1% year-over-year to $99.0 million from $66.0 million in the first quarter of 2011.

Commenting on the results, Mr. Xin Jin, co-founder and Chief Executive Officer of Xueda, stated, “Our first quarter net revenue exceeded our previously-provided guidance, as our recovery plan is taking hold and beginning to yield positive momentum.  We continue to invest into our people and our operating platform while developing new products and services.  With visible progress in our key metrics, we are confident that we are once again on track to position the company for solid growth in the upcoming quarters.”

Mr. Jeffery Gao, Chief Financial Officer of Xueda, added, “Our first quarter gross margin improved noticeably to 25.0% from 14.5% a quarter ago, and we are quite pleased with the strong total cash collections.  While we opened 47 new learning centers in the quarter to meet the strong demand for our leading tutoring services, we remain focused on improving the overall efficiency at all of our learning centers.  This disciplined growth should further strengthen our market leadership and drive greater profitability in the future.”

First Quarter 2012 Financial and Operating Results

Total net revenue in the first quarter of 2012 increased by 32.2% year-over-year to $67.2 million from $50.8 million in the first quarter of 2011. $8.7 million, or 53.2%, of the increase in net revenue was contributed by the increase in course hours delivered and the other $7.7 million, or 46.8%, of the increase was contributed by the increase in the average hourly course fee from the same period of last year to the first quarter of 2012.

Cost of revenue in the first quarter of 2012 increased by 49.9% year-over-year to $50.4 million from $33.6 million in the first quarter of 2011. This increase was due to the increase in teaching staff costs, rental costs, depreciation costs, and the opening of 47 new learning centers in the first quarter of 2012, compared to opening 11 new learning centers during the same period in 2011.

Gross profit in the first quarter of 2012 decreased by 2.3% year-over-year to $16.8 million from $17.2 million in the first quarter of 2011. Gross margin in the first quarter of 2012 decreased to 25.0% from 33.9% in the first quarter of 2011.

Total operating expenses in the first quarter of 2012 increased by 53.3% year-over-year to $17.4 million from $11.4 million in the first quarter of 2011.

General and administrative expenses in the first quarter of 2012 increased by 52.4% year-over-year to $10.5 million from $6.9 million in the first quarter of 2011. The increase was primarily due to expanded staff to support the Company’s expanded operations.

Selling and marketing expenses in the first quarter of 2012 increased by 54.5% year-over-year to $6.9 million from $4.5 million for the first quarter of 2011. This increase was primarily attributable to the increase in expenses relating to advertising, marketing and brand promotion activities.

Loss from operations in the first quarter of 2012 was $0.6 million, compared to income from operations of $5.8 million for the first quarter of 2011.

Interest income for the first quarter of 2012 increased by 83.5% year-over-year to $1.5 million from $0.8 million in the first quarter of 2011.

Net income for the first quarter of 2012 was $0.6 million, compared to net income of $5.9 million in the first quarter of 2011.

Non-GAAP(1) net income for the first quarter of 2012 was $1.5 million, compared to non-GAAP net income of $6.5 million for the first quarter of 2011.

Basic net income per ADS for the first quarter of 2012 was $0.01, compared to basic net income per ADS of $0.09 for the first quarter of 2011. Non-GAAP basic net income per ADS for the first quarter of 2012 was $0.02, compared to non-GAAP net income per ADS of $0.09 for the first quarter of 2011.

Diluted net income per ADS for the first quarter of 2012 was $0.01, compared to diluted net income per ADS of $0.08 for the first quarter of 2011. Non-GAAP diluted net income per ADS for the first quarter

(1)         All non-GAAP measures exclude share-based compensation expenses. For further details on non-GAAP measures, please refer to the reconciliation tables and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

of 2012 was $0.02, compared to non-GAAP diluted net income per ADS of $0.09 for the first quarter of 2011. Each ADS represents two ordinary shares of the Company.

As of March 31, 2012, the Company had cash and cash equivalents plus short-term investments totaling $245.4 million.

Deferred revenues increased to $125.6 million as of March 31, 2012, compared to $101.4 million as of December 31, 2011.

ADS Repurchases

As of May 22, 2012, under the Company’s authorized plan to repurchase up to $30 million worth of the Company’s outstanding ADSs, the Company has repurchased an aggregate of approximately 3.6 million ADSs at an average price of $3.50 per ADS for a total of $12.7 million.

Business Outlook

The Company currently expects its net revenue for the second quarter of 2012 to be in the estimated range of $87.8 million to $91.3 million, an increase of approximately 22.5% to 27.5% from the same quarter of the previous year.

The Company reiterates its expectation that its net revenue for the full year 2012 will be in the estimated range of $272 million to $282 million, an increase of approximately 22.5% to 27.0% from the full year 2011.

This guidance is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with U.S. GAAP, this press release includes certain non-GAAP financial measures of adjusted net income and adjusted diluted earnings per ADS, each of which is adjusted to exclude share-based compensation expenses. The Company believes excluding such expenses from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expenses are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes that these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with U.S. GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with U.S. GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure, please see the financial information included elsewhere in this press release.

Conference Call

Xueda will hold a corresponding conference call and live webcast at 8:00 a.m. ET (8:00 p.m. Beijing Time) on Wednesday, May 23, 2012 to discuss the first quarter results and answer questions from investors.  Listeners may access the call by dialing:

US Toll Free:	1-866-519-4004
US Toll/International:	1-718-354-1231
Hong Kong Toll Free:	800-930-346
Hong Kong Toll:	852-2475-0994
China Toll Free	800-819-0121
China Toll Free (Mobile)	400-620-8038
Conference ID:	76259791

A replay of the webcast will be accessible through May 30, 2012 on http://ir.xueda.com or by dialing:

United States toll free:	1-866-214-5335
US Toll/International:	1-718-354-1232
Conference ID:	76259791

About Xueda Education Group

Xueda Education Group (“Xueda”) is a leading national provider of tutoring services for primary and secondary school students in China with a focus on offering personalized tutoring services. Since opening its first learning center in 2004, Xueda has organically built an extensive tutoring service network comprised of 342 learning centers and over 13,000 full-time service professionals, serving customers located in 66 economically developed cities across 28 provinces and municipalities as of March 31, 2012.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, market and operating conditions, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” “targets” and similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks and uncertainties beyond our control, which could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in our filings with the U.S. Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Xueda Education Group
Sophia Zhou

Tel: +86-10-6427-8899 ext. 6619
Email: zhouqi_1@21edu.com

Three Part Advisors
John Palizza
Tel: +1-888-550-8392

Email: jpalizza@threepa.com

Xueda Education Group

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of $)

	As of
	March 31, 2012	December 31, 2011
	(Unaudited)	(Note)
Current assets:
Cash and cash equivalents	202,558	217,746
Short-term investments	42,874	7,944
Prepaid expenses and other current assets	15,467	18,645
Amounts due from related party	43	43
Deferred tax assets-current	3,764	3,618
Total current assets	264,706	247,996
Property and equipment, net	41,258	35,613
Rental deposits	4,154	3,787
Goodwill	862	863
Other non-current assets	2,303	1,576
Total assets	313,283	289,835

Liabilities and shareholders’ equity
Current liabilities:
Deferred revenues-current (including deferred revenues of the consolidated VIE without recourse to the Company of $99,188 and $79,095 as of March 31, 2012 and December 31, 2011, respectively)	99,188	79,095
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Company of $18,696 and $17,482 as of March 31, 2012 and December 31, 2011, respectively)	19,548	19,753
Income taxes payable (including income taxes payable of the consolidated VIE without recourse to the Company of $4,645 and $4,047 as of March 31, 2012 and December 31, 2011, respectively)	4,800	4,047
Other taxes payable (including other taxes payable of the consolidated VIE without recourse to the Company of $2,259 and $1,663 as of March 31, 2012 and December 31, 2011, respectively)	2,674	1,980
Deferred income-current (including deferred income of the consolidated VIE without recourse to the Company of $nil and $nil as of March 31, 2012 and December 31, 2011, respectively)	347	371
Amounts due to related party (including amounts due to related party of the consolidated VIE without recourse to the Company of $nil and $nil as of March 31, 2012 and December 31, 2011, respectively)	44	—
Total current liabilities	126,601	105,246
Deferred revenues-noncurrent (including deferred revenues of the consolidated VIE without recourse to the Company of $26,367 and $22,309 as of March 31, 2012 and December 31, 2011, respectively)	26,367	22,309
Deferred income-noncurrent (including deferred income of the consolidated VIE without recourse to the Company of $nil and $nil as of March 31, 2012 and December 31, 2011, respectively)	867	929

Total liabilities	153,835	128,484

Total Shareholders’ equity	159,448	161,351

Total liabilities and shareholders’ equity	313,283	289,835

Note: The above financial information as of and for the year ended December 31, 2011 is derived from Xueda Education Group’s audited financial statements for the year ended December 31, 2011.

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of $, except number of ADSs and per ADS data)

	Three Months Ended March 31,
	2012	2011

Net revenues	67,166	50,794
Cost of revenues	(50,369)	(33,599)
Gross profit	16,797	17,195

Operating expenses:
General and administrative	(10,536)	(6,912)
Selling and marketing	(6,909)	(4,471)
Total operating expenses	(17,445)	(11,383)
Government subsidies	27	—
(Loss) Income from operations	(621)	5,812
Interest income	1,521	829
Income before income tax expenses	900	6,641
Income tax expense	(284)	(757)

Net income	616	5,884

Net income per ADS:
Net income attributable to Xueda Education Group ordinary shareholders
Basic	0.01	0.09
Diluted	0.01	0.08

Weighted average ADS numbers used in calculating net income per ADS:
Basic	66,289,929	69,164,320
Diluted	66,702,505	71,820,195

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In U.S. dollars in thousands)

	Three Months Ended March 31,
	2012	2011
Net income	616	5,884
Other comprehensive income (loss)*	62	(21)
Comprehensive income	678	5,863

* Other comprehensive income (loss) in the first quarter of 2012 and the first quarter of 2011 is the change in cumulative foreign currency translation adjustments.

	Three Months Ended March 31,
	2012	2011
Share-based compensation expense included in:
Cost of revenues	2	1
Selling and marketing expenses	1	2
General and administrative expenses	892	624
Total	895	627

Xueda Education Group

Unaudited Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(in thousands of $)

	Three Months Ended March 31,
	2012	2011

Cost of revenue	(50,369)	(33,599)
Share-based compensation expense included in cost of revenue	2	1
Non-GAAP cost of revenue	(50,367)	(33,598)

General and administrative expenses	(10,536)	(6,912)
Share-based compensation expense included in general and administrative expenses	892	624
Non-GAAP general and administrative expenses	(9,644)	(6,288)

Selling and marketing expenses	(6,909)	(4,471)
Share-based compensation expense included in selling and marketing expenses	1	2
Non-GAAP selling and marketing expenses	(6,908)	(4,469)

Total operating costs and expenses	(67,814)	(44,982)
Share-based compensation expenses	895	627
Non-GAAP operating costs and expenses	(66,919)	(44,355)

Gross profit	16,797	17,195
Share-based compensation expenses	2	1
Non-GAAP gross profit	16,799	17,196

(Loss) Income from operations	(621)	5,812
Share-based compensation expenses	895	627
Non-GAAP income from operations	274	6,439

Net income:	616	5,884
Share-based compensation expenses	895	627
Non-GAAP net income	1,511	6,511

Non-GAAP net income per ADS:
Non-GAAP net income attributable to Xueda Education Group ordinary shareholders
Basic	0.02	0.09
Diluted	0.02	0.09

Weighted average ADS numbers used in calculating non-GAAP net income per ADS:
Basic	66,289,929	69,164,320
Diluted	66,702,505	71,820,195